SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 1)*


                          Poniard Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.02 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   732449301
                      ------------------------------------
                                 (CUSIP Number)


                               December 31, 2006
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [_]  Rule 13d-1(b)
          [X]  Rule 13d-1(c)
          [_]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745(3-98)

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________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


     Abingworth Management Limited
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     England

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           1,548,785
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         1,548,785
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,548,785

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.7%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________

ITEM 1(a). NAME OF ISSUER: Poniard Pharmaceuticals, Inc., formerly NeoRx
           Corporation (the "Issuer")

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           7000 Shoreline Court, Suite 270
           South San Francisco, CA 94080

ITEM 2(a). NAME OF PERSONS FILING: Abingworth Management Limited
           ("Abingworth Management")

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
           The business address for Abingworth Management Limited is Princess House, 38 Jermyn Street, London, England SW1Y 6DN.

ITEM 2(c). CITIZENSHIP: Abingworth Management is a corporation organized under the laws of England.

ITEM 2(d). TITLE OF CLASS OF SECURITIES: Common Stock, $0.02 par value per share
           (the "Common Stock")

ITEM 2(e). CUSIP NUMBER: 732449301

ITEM 3.    IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13D-2(b) OR
           (c), CHECK WHETHER THE PERSON FILING IS A:

           Not applicable.

ITEM 4.    OWNERSHIP.

           (a)   Amount Beneficially Owned:

           Abingworth Management Limited is the manager of Abingworth Bioequities Master Fund LTD, Abingworth Bioventures IV L.P., and Abingworth Bioventures IV Executives L.P. (collectively, the "Funds").

           On September 22, 2006, the Issuer effected a one-for-six reverse stock split. Accordingly, as of the date hereof, Abingworth Bioequities Master Fund LTD is the record owner of 655,404 shares of Common Stock; Abingworth Bioventures IV L.P. is the record owner of 531,679 shares of Common Stock; and Abingworth Bioventures IV Executives L.P. is the record owner of 4,560 shares of Common Stock.

           In addition, Abingworth Bioequities Master Fund LTD is the record owner of warrants, exercisable for 196,428 shares of Common Stock; Abingworth Bioventures IV L.P. is the record owner of warrants, exercisable for 159,348 shares of Common Stock; Abingworth Bioventures IV Executives L.P. is the record owner of warrants, exercisable for 1,366 shares of Common Stock. All of the warrants held by the Funds are immediately exercisable.

           As the manager of each of the Funds, Abingworth Management may be deemed to beneficially own 1,548,785 shares of Common Stock, which represents the shares of Common Stock and the warrants exercisable for shares of Common Stock held by the Funds.

           (b) Percent of Class:

           Abingworth Management beneficially owns 6.7% of the outstanding Common Stock of the Issuer.

           The foregoing percentage has been calculated based on 22,808,233 shares of Common Stock reported to be outstanding as of November 7, 2006 in the Issuer's Form 10-Q filed with the Securities Exchange Commission on November 14, 2006.

           (c) Number of shares as to which such person has:

           (i) sole power to vote or to direct the vote: see line 5 of cover sheet.

           (ii) shared power to vote or to direct the vote: see line 6 of cover sheet.

           (iii) sole power to dispose or to direct the disposition: see line 7 of cover sheet.

           (iv) shared power to dispose or to direct the disposition: see line 8 of cover sheet.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Not applicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

           Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.

ITEM 10.   CERTIFICATION.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2007



ABINGWORTH MANAGEMENT LIMITED

By:     /s/ DAVID LEATHERS
        -------------------------------------
        Name:    David Leathers
        Title:   Executive Director